16013011

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pragma Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Broadway, 10th Floor
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Giardina 917-484-8307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas, 7th Floor	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SU

AKB

OATH OR AFFIRMATION

I, Salvatore Giardina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pragma Securities LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

CARMEN V. AVILES
Notary Public - State of New York
No. 01AV6299011
Qualified In Bronx County
My Commission Expires March 17, 2018

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pragma Securities LLC
(A Limited Liability Company)

Report on Statement of Financial Condition
and Report of Independent Registered
Public Accounting Firm

December 31, 2015

PRAGMA SECURITIES LLC

Index

Report of Independent Registered Public Accounting Firm

To the Member
Pragma Securities LLC

We have audited the accompanying statement of financial condition of Pragma Securities LLC, a limited liability company (the "Company"), and a wholly-owned subsidiary of Pragma Weeden Holdings LLC as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pragma Securities LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

New York, New York
February 26, 2016

PRAGMA SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$6,656,600
Due from customers	1,666,612
Due from affiliate	27,064
Fixed assets, net	3,135,658
Capitalized software, net	3,461,784
Restricted cash	397,942
Prepaid expenses and other assets	656,783
Total	$16,002,443

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation	$2,101,552
Due to Parent and affiliate	26,584
Accrued expenses and other liabilities	468,804
Deferred revenue	192,821
Deferred rent	1,269,302
Total	4,059,063
Commitments	
Member's equity	11,943,380
Total	$16,002,443

See Notes to Statement of Financial Condition.

PRAGMA SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization and nature of business:

Pragma Securities LLC (the "Company"), a New York Limited Liability Company, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. and Securities Investors Protection Corporation.

The Company is a wholly-owned subsidiary of Pragma Weeden Holdings LLC ("PWH" or the "Parent"). The majority owners of the Parent are Weeden Investors, L.P. ("WILP") and Pragma Group Investors LLC ("PGI").

The Company provides algorithmic trading services relating to equity securities, foreign exchange and other asset classes in exchange for commissions and fees to institutional clients, other broker-dealers, banks and securities exchanges.

Approximately 43% of the Company's commission revenues in 2015 are from a commission-sharing arrangement with Weeden & Co., L.P. ("Weeden"), a 99%-owned subsidiary of WILP. Under this agreement, the Company provides algorithmic trading services to Weeden in exchange for the net commission profits earned by Weeden for its customers' usage of the Company's algorithmic trading services. The Company also provides algorithmic trading services to Weeden for its proprietary use, on a per-share basis.

Note 2 - Significant accounting policies:

Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed federally-insured limits.

Fixed assets:

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation of computer equipment, furniture, fixtures, equipment and computer software is provided on the straight-line method over the estimated useful lives of the related assets, which are approximately three to five years. Leasehold improvements are amortized on a straight-line basis over the lease term. Maintenance and repairs are charged to expense as incurred and improvements that extend asset lives are capitalized.

Note 2 - Significant accounting policies (continued):

Capitalized software:

Substantially all of the Company's computer software is for internal use, as defined. The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for the costs of computer software developed for internal use, as prescribed by accounting principles generally accepted in the United States of America ("GAAP").

The Company capitalizes compensation costs incurred during the application development stage of internally-developed software or incurred in order to modify such software solely to meet the Company's internal needs. The costs of upgrades and enhancements to the Company's software are also capitalized if it is probable that those expenditures will result in additional functionality. Related research and development costs are charged to expense as incurred. In addition, during the software's development or modification, no substantive plan exists or is in the process of being developed to market the software externally. The Company amortizes capitalized software costs on a straight-line basis over a five-year period, which for accounting purposes, is the estimated economic life of the software.

Capitalized software costs are reviewed for potential impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. During the year ended December 31, 2015, management determined that no impairment adjustment related to these capitalized costs was necessary.

Deferred revenue:

Certain customers are billed in advance for the use of the Company's algorithmic trading software. The Company records such amounts received from customers as Deferred revenue on the statement of financial condition and recognizes the revenues as earned.

Deferred rent:

The Company recognizes rent expense for operating leases on a straight-line basis (including the effect of reduced or free rent and other lease incentives such as construction cost reimbursements, and contractually obligated rent escalations) over the lease terms.

Use of estimates:

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Commission income and related clearing expenses are recorded on a trade-date basis.

Note 2 - Significant accounting policies (concluded):

Stock-based compensation:

Under the Parent's PWH Membership Interest Option Plan (the "PWH Plan") Company employees, directors and consultants may be granted options to purchase PWH Class B Units. The options are only exercisable if there is a liquidity event, as defined. The options terminate based on the terms of the plan and each optionholder's option agreement, which is generally upon or subsequent to the termination of an optionholder's employment.

Income taxes:

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. Accordingly, the income of the Company is taxable to its ultimate members based on their respective percentage ownerships of the Company. In addition, the Company files a New York City unincorporated business tax ("UBT") return. The Company files consolidated/combined federal and state and UBT income tax returns with the Parent. For accounting purposes, the UBT expense, as calculated using the various allocation factors, is pushed down to the Company as it is PWH's primary operating entity. Deferred income taxes are not material.

The Company has no unrecognized tax benefits at December 31, 2015. The Company's federal, and state income tax returns prior to fiscal year 2012 are closed and the Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

In December 2015, New York City completed its examinations of the Parent's UBT returns for tax years 2009 through 2014.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and if applicable, includes accrued interest and penalties with the related tax liability in the statement of financial condition.

Subsequent events:

The Company made a distribution of $1,525,000 in January 2016 to its Parent.

The Company has evaluated subsequent events through February 26, 2016, which is the date the financial statement was issued.

Note 3 - Due from customers:

Due from customers represents commissions receivable from brokers, hedge funds, and securities exchanges relating to the use of the Company's algorithmic trading software. Due from customers is stated at the amount that management expects to collect on the outstanding balances. Approximately 87% of Due from customers at December 31, 2015 was from six customers.

Certain customers are billed in advance for the use of the Company's algorithmic trading software. The Company records such amounts received from customers as deferred revenue and recognizes the revenue as earned. The balance of deferred revenue was $192,821 as of December 31, 2015 and is reflected in Deferred revenue in the statement of financial condition.

The Company's management determines an allowance for doubtful accounts based on its assessment of the collectability of individual accounts. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for doubtful accounts. Based on the review of the individual customer balances included in Due from customers as of December 31, 2015, management determined that an allowance for doubtful accounts is not necessary.

Note 4 - Fixed assets:

At December 31, 2015, fixed assets are comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Computer equipment	$4,564,274	$2,778,430	$1,785,844
Computer software	327,937	271,491	56,446
Furniture, fixtures and equipment	279,750	145,050	134,700
Leasehold improvements	1,403,454	244,786	1,158,668
Totals	$6,575,415	$3,439,757	$3,135,658

Note 5 - Capitalized software:

At December 31, 2015, the Company has $8,298,124 of capitalized software, $1,778,763 of which was capitalized during the year ended December 31, 2015. Accumulated amortization of capitalized software as of December 31, 2015 is $4,836,340.

Note 5 - Capitalized software (concluded):

Capitalized software consists of an allocation of compensation costs incurred for certain employees, for their services rendered during the application development stage of internally-developed software or to modify such software solely to meet the Company's internal needs. Compensation costs incurred in the preliminary project stage, as well as costs relating to training, data conversion and maintenance during the post-implementation/operation stage are expensed as incurred.

Note 6 - Financial statements with off-balance sheet risk:

The Company maintains cash in bank deposit accounts, which usually exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 7 - Net capital requirement:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1(the "Rule"), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10:1.

The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital of $250,000, but eliminates the need to calculate aggregate indebtedness. At December 31, 2015, the Company had regulatory net capital of $4,766,163, which was $4,516,163 in excess of its required minimum regulatory net capital of $250,000.

Note 8 - Related party transactions:

The Company has a commission-sharing agreement with Weeden. Under this agreement, the Company provides algorithmic trading services to Weeden in exchange for the net commission profits earned by Weeden for its customers' usage of the Company's algorithmic trading services. The Company also provides algorithmic trading services to Weeden for its proprietary use, on a per-share basis.

As of December 31, 2015, the Company has a receivable from Weeden in the amount of $27,064, which is reflected in Due from affiliate in the statement of financial condition.

The Company has engaged a consulting firm (the "Consultant") owned by one of PWH's directors to provide management and industry consulting services to the Company on a year-to-year basis. As of December 31, 2015, the Company had accrued fees payable to the Consultant in the amount of $13,750, which is reflected in Due to Parent and affiliate in the statement of financial condition.

Note 8 - Related party transactions (concluded):

During 2015, the Company paid $652,482 to the Parent for current year's UBT estimated payments, the settlement of UBT examinations and related interest. As of December 31, 2015, the Company owed $12,834 to the Parent related to the Company's portion of UBT for 2015 and is reflected in Due to Parent and affiliate in the statement of financial condition.

Note 9 - Commitments:

The Company is obligated under a non-cancelable lease agreement for its office space that expires on December 31, 2024. The lease has provisions for escalations based on specified increases in costs incurred by the landlord.

Minimum lease payments, exclusive of escalation charges, are as follows for years ending December 31:

2016	$ 602,698
2017	616,259
2018	630,125
2019	650,154
2020	707,919
Thereafter	2,928,196
Total	$ 6,135,351

To encourage the Company to enter into the lease for its new office in 2013, the landlord provided the Company with lease incentives including rent abatements and a construction allowance of $744,820 to build out the office space to the Company's specifications.

As of December 31, 2015, the difference between cash paid to the landlord and the amount recognized as rent expense on a straight-line basis, was $684,884 and is included in Deferred rent in the statement of financial condition. As of December 31, 2015, the Company's lease incentive obligation, which is comprised of $670,338 in requisitions submitted to the landlord relating to the construction allowance, net of accumulated amortization, was $527,298 and is also included in Deferred rent in the statement of financial condition.

At December 31, 2015, the Company has utilized a letter of credit in the amount of $391,904 which is collateralized by $397,942 in a bank savings account and reflected as Restricted cash on the statement of financial condition. This letter of credit is used as collateral for the lease for the Company's office space located in New York City. Pursuant to the lease agreement, the Company is required to maintain a letter of credit facility in the amount of $391,904 through November 18, 2018, $293,928 through November 18, 2020, and $195,952 through January 31, 2025.

Note 10 - Employee equity and benefit plans:

One employee of the Company participates in the PGI Option Plan (the "PGI Plan") sponsored by PGI that provides for the granting of unit options to purchase membership interests in PGI to certain employees, directors and consultants, at its discretion.

During the year ended December 31, 2015, there were no options granted, forfeited or exercised. As of December 31, 2015, the PGI Plan had 1,000 unit options outstanding, each with an exercise price of $132.59, and all of which were exercisable. As of December 31, 2015, there are no non-vested costs. There were no options issued by PGI since 2007.

Effective January 1, 2013, PWH entered into an agreement, as amended, which provided certain of the Company's senior management employees the opportunity to purchase PWH Class A units at book value. PWH sold 218,000 Class A units, in total, to these employees at $3.60 per unit in exchange for promissory notes. The promissory notes provide for interest at the rate of 0.87% per annum and mature on December 31, 2021. Fifty percent of all profits distributions are withheld and applied against the outstanding accumulated loan interest and principal.

As of December 31, 2015, PWH had outstanding loans and accumulated interest of $465,470, which is fully collateralized by the employees' outstanding PWH Class A units. In addition, PWH has the right, but not the obligation, to repurchase these units from the employees after termination of their employment. This right is not effective until after a certain number of years as provided for in each agreement, as amended, ranging from 5 to 10 years, except if the termination is for cause (as defined), in which case the Company has the immediate right to repurchase the units. The redemption price per unit is equal to the book value of a Class A unit as of the effective date of termination. After reviewing the terms of the agreements with respect to Accounting Standards Codification ("ASC") No. 718, the Company's management concluded that the issuance of these Class A units is not compensatory. The balance of the employee's outstanding accumulated loan interest and principal, if any, must be deducted from the proceeds. In addition, the Company has the right to defer the payment of the proceeds to the terminated employee for up to six months, or even longer if the termination is for cause or if the Company needs to obtain regulatory approval for such distribution.

Certain employees of the Company participate in the PWH Plan, which provides for the granting of unit options to purchase membership interests in PWH to certain employees, directors and consultants, at its discretion. The PWH Plan also permits the Company to offer its employees, directors and consultants, the opportunity to purchase Class B units at a discount equal to 70% of the Class A book value.

Note 10 - Employee equity and benefit plans (continued):

Class B Units have no voting rights and collectively, share in one percent of the profits or losses of the Parent. Upon a liquidity event, as defined, Class B Units have the same profit participation rights, based on the aggregate number of outstanding Class A and Class B Units. In addition, Class B Units have a minimum holding period of six months. After reviewing the PWH Plan with respect to ASC No. 718, the Company's management concluded that the issuance of Class B units is not compensatory.

Option activity related to PWH Class B unit options and related information for the year ended December 31, 2015 is as follows:

	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2014	152,903	$3.48
Granted	14,500	$3.78
Forfeited or expired	(7,115)	$3.45
Exercised	-	-
Outstanding at December 31, 2015	160,288	$3.50

The options issued under the PWH Plan are subject to specific vesting schedules in each optionholder's agreement and are only exercisable if there is a liquidity event, as defined. If the optionholder is an employee of the Company at the time of a liquidity event, the options become 100% vested. The options only terminate upon the termination of an optionholder's employment based on the specific terms of the PWH Plan and each optionholder's agreement. Due to the uncertainty of a liquidity event in the near future, there was no compensation expense recorded relating to these options.

Note 10 - Employee equity and benefit plans (concluded):

PWH Class B units sold by PWH to the Company's employees and consultants, and related information for the year ended December 31, 2015 is as follows:

	Number of Units	Weighted Average Price per unit
Outstanding at December 31, 2014	89,500	$1.00
Issued	-	-
Redeemed	(4,000)	$2.04
Outstanding at December 31, 2015	85,500	$1.00

The Company participates in a defined contribution plan (the "PEO Plan") through a professional employer organization under which the Company outsources payroll, benefits and human resources administration for the benefit of the Company's employees.